UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

L2 MEDICAL DEVELOPMENT COMPANY

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

50243R 102

(CUSIP Number)

Dirk W. McDermott

1675 Broadway, Suite 2400

Denver, CO 80202

303-592-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50243R 102

1.	Names of Reporting Persons Altira Technology Fund IV L.P. (“ATF IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, except that Altira Management IV LLC (“AM IV”), the general partner of ATF IV, may be deemed to have sole voting power with respect to such shares, and Altira Group LLC (“AG”), the  managing member of AM IV, may be deemed to have sole voting power with respect to such shares, and Dirk W. McDermott (“McDermott”), the managing member of AG, may be deemed to have  sole voting power with respect to such shares.

	8.	Shared Voting Power See response to line 7.

9.

Sole Dispositive Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, except that Altira Management IV LLC (“AM IV”), the general partner of ATF IV, may be deemed to have sole dispositive power with respect to such shares, and Altira Group LLC (“AG”), the  managing member of AM IV, may be deemed to have sole dispositive power with respect to such shares, and Dirk W. McDermott (“McDermott”), the managing member of AG, may be deemed to have  sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power See response to line 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50243R 102

1.	Names of Reporting Persons Altira Management IV LLC (“AM IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV, for whom AM IV serves as general partner, except that AG, the managing member of AM IV, may be deemed to have sole voting power with respect to these shares, and McDermott, the managing member of AG, may be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power See response to line 7.

9.

Sole Dispositive Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV, for whom AM IV serves as general partner, except that AG, the managing member of AM IV, may be deemed to have sole dispositive power with respect to these shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power See response to line 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50243R 102

1.	Names of Reporting Persons Altira Group LLC (“AG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV. AG is the managing member of AM IV, the general partner of ATF IV, and may be deemed to have sole voting power with respect to these shares, and McDermott, the managing member of AG, may be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power See response to line 7.

9.

Sole Dispositive Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV. AG is the managing member of AM IV, the general partner of ATF IV, and may be deemed to have sole dispositive power with respect to these shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power See response to line 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50243R 102

1.	Names of Reporting Persons Dirk W. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV. AG, the managing member of AM IV, the general partner of ATF IV, and McDermott, as managing member of AG, may be deemed to have sole voting power with respect to such shares.

	8.	Shared Voting Power See response to line 7.

9.

Sole Dispositive Power
1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable within 60 days of September 5, 2013, which shares are held by ATF IV. AG, the managing member of AM IV, the general partner of ATF IV, and McDermott, as managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power See response to line 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, $.001 par value per share, CUSIP 50243R 102 (the “Stock”), of L2 Medical Development Company, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13050 Pennystone Drive, Farmers Branch, Texas 75244.

Item 2.	Identity and Background

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by ATF IV, AM IV, AG and McDermott (collectively, the “Reporting Person”).

ATF IV is a Delaware limited partnership.  AM IV is a Delaware limited liability company.  AG is Colorado limited liability companies.  McDermott is a United States citizen.

The address for each of the Reporting Persons is:

Altira Group LLC
1675 Broadway, Suite 2400
Denver, Colorado 80202

AM IV is the general partner of ATF IV and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by ATF IV.  AG is the managing member of AM IV and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by ATF IV.  McDermott is the sole managing member of AG and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by ATF IV and AM IV.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Persons acquired the securities pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) with Enerpulse Inc., a Delaware corporation (“Enerpulse”) and Enerpulse Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The Merger Agreement provided for the merger of Merger Sub with and into Enerpulse (the “Merger”), with Enerpulse surviving the Merger as a wholly owned subsidiary of Issuer, upon the terms and subject to the conditions set forth in the Merger Agreement. ATF IV was a shareholder of Enerpulse and was entitled to receive 1,250,356 shares of the Stock of the Issuer as a result of the Merger.

Item 4.	Purpose of Transaction
This filing is being made as a result of the Merger effected pursuant to the Merger Agreement on September 4, 2013.

Item 5.	Interest in Securities of the Issuer

Pursuant to Rule 13d-3(a), at the close of business on September 4, 2013, ATF IV, AM IV, AG or McDermott may be deemed to be the beneficial owner of 1,250,356 shares of the Stock, which constitutes approximately 14% of the issued and outstanding shares of Stock.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of Class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which such person has:

Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

Sole power to dispose or to direct the disposition of:  See Row 9 of cover page for each Reporting Person.

Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Item 7.	Material to be Filed as Exhibits
The following shall be filed as exhibits: the Merger Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 16, 2013

ALTIRA TECHNOLOGY FUND IV L.P.		ALTIRA GROUP LLC

By: Altira Management IV LLC		By:	/s/ Dirk W. McDermott
its general partner		Dirk W. McDermott, managing member

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member		Dirk W. McDermott

ALTIRA MANAGEMENT IV LLC

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member